                                                FILED PURSUANT TO RULE 424(b)(3)
                                                REGISTRATION NO. 333-94291



                      SUPPLEMENT NO. 1 DATED JULY 19, 2000
                        TO PROSPECTUS DATED MAY 15, 2000
                                INTELISPAN, INC.

QUARTERLY RESULTS

         A copy of the condensed consolidated financial statements of Intelispan, Inc. as of March 31, 2000 and for the three months ended March 31, 2000 and 1999 are attached hereto, along with Management's Discussion and Analysis. A copy of the unaudited pro forma condensed consolidated financial statements of Intelispan, Inc. as of and for the three months ended March 31, 2000 are attached hereto. The pro forma financial statements present the net effect of the acquisition of Devise Associates, Inc., which was completed on June 30, 2000.

                                INTELISPAN, INC.
                           CONSOLIDATED BALANCE SHEET
                                 MARCH 31, 2000
                                   (UNAUDITED)





                                    ASSETS
Current assets:
     Cash and cash equivalents................................................               $  23,181,553
     Accounts receivable......................................................                     653,427
     Prepaid expenses.........................................................                     114,569
     Other current assets.....................................................                     182,269
                                                                                             -------------

         Total current assets.................................................                  24,131,818

Property and equipment, net...................................................                   1,036,147
Intangibles, net..............................................................                     875,556
Other long-term assets........................................................                     226,711
                                                                                             -------------
                                                                                             $  26,270,232
                                                                                             =============

                     LIABILITIES AND SHAREHOLDERS' EQUITY

Accounts payable..............................................................               $   1,070,655
Accrued liabilities...........................................................                   1,847,321
Notes payable to shareholders.................................................                      57,250
                                                                                             -------------

         Total current liabilities............................................               $   2,975,226
                                                                                             =============

Note payable..................................................................               $     212,133
Minority interest.............................................................                     104,862

Shareholders' equity:
     Series A 10% Convertible Participating Preferred Stock, $.0001 par value;
       25,600 shares issued and outstanding...................................                           3
     Common Stock, $.0001 par value; 250,000,000 shares authorized, 70,694,192
       shares issued and outstanding..........................................                       7,069
     Additional paid-in capital...............................................                  36,617,769
     Accumulated deficit......................................................                 (13,646,830)
                                                                                             -------------

         Total shareholders' equity...........................................                  22,978,011

                                                                                             $  26,270,232
                                                                                             =============

See accompanying notes to condensed consolidated financial statements.

                                INTELISPAN, INC.
                      CONSOLIDATED STATEMENTS OF OPERATIONS
               FOR THE THREE MONTHS ENDED MARCH 31, 1999 AND 2000
                                   (UNAUDITED)



                                                            1999               2000
                                                        ------------       ------------
Revenue ..........................................      $     81,483       $    393,881
Cost of sales ....................................           246,308            583,516
                                                        ------------       ------------

         Gross loss ..............................          (164,825)          (189,635)

Operating expenses:
     Selling .....................................           213,350            357,083
     General and administrative ..................           876,491          1,812,502
                                                        ------------       ------------

         Total operating expenses ................         1,089,841          2,169,585
                                                        ------------       ------------

         Operating loss ..........................        (1,254,666)        (2,359,220)

Interest expense .................................            (3,450)            (8,935)
Interest income ..................................                --            287,030
Other income (expense), net ......................               652               (561)
Minority interest ................................            24,902             24,885
                                                        ------------       ------------

         Net loss ................................      $ (1,232,562)      $ (2,056,801)
                                                        ============       ============

Net loss per common share - Basic and diluted ....      $      (0.07)      $      (0.03)
                                                        ============       ============

Weighted average common shares outstanding - Basic
     and diluted .................................        18,587,555         67,879,377
                                                        ============       ============

See accompanying notes to condensed consolidated financial statements.

                                INTELISPAN, INC.
                      CONSOLIDATED STATEMENTS OF CASH FLOWS
       FOR THE THREE MONTH PERIODS ENDED MARCH 31, 1999 AND MARCH 31, 2000
                                   (UNAUDITED)



                                                                     1999               2000
                                                                 ------------       ------------
                              ASSETS

Cash flows from operating activities:
     Net loss .............................................      $ (1,232,562)      $ (2,056,801)
     Adjustments to reconcile net loss to net cash used in
       operating activities:
         Depreciation and amortization ....................            97,124            135,928
         Minority interest ................................           (24,902)           (24,895)
         Non-cash compensation ............................           148,241            201,405
         Non-cash interest ................................             1,173              5,728

         Decrease (increase) in assets:
           Accounts receivable ............................           (55,266)          (205,688)
           Prepaid expenses ...............................            41,123            (19,459)
           Other current assets ...........................             8,054           (120,436)
           Other long-term assets and intangibles .........             5,087              1,250

         Increase (decrease) in liabilities:
           Accounts payable ...............................           217,759            324,607
           Accrued expenses ...............................           (37,373)           494,960
                                                                 ------------       ------------

                  Net cash used in operating activities ...          (831,529)        (1,263,391)
                                                                 ------------       ------------

Cash flows from investing activities:
     Purchases of property and equipment ..................           (21,930)          (742,166)
                                                                 ------------       ------------

                  Net cash used in investing activities ...           (21,930)          (742,166)
                                                                 ------------       ------------

Cash flows from financing activities:
     Issuance of common stock .............................           742,000         17,399,000
     Costs associated with issuance of common stock .......           (48,000)        (1,843,528)
     Proceeds from note payable ...........................           125,000                 --
     Proceeds from notes payable, shareholders ............             7,000                 --
                                                                 ------------       ------------

                  Net cash provided by financing activities           826,000         15,555,472
                                                                 ------------       ------------

Net increase (decrease) in cash and cash equivalents ......           (27,459)        13,549,915

Beginning cash and cash equivalents .......................            27,459          9,631,638
                                                                 ------------       ------------

Ending cash and cash equivalents ..........................      $         --       $ 23,181,553
                                                                 ============       ============

See accompanying notes to condensed consolidated financial statements.

                                INTELISPAN, INC.
              NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
                                 MARCH 31, 2000

         (1)      Interim Financial Reporting

         The accompanying unaudited condensed consolidated financial statements for Intelispan, Inc. (the "Company") have been prepared in accordance with accounting principles generally accepted in the United States for interim financial information. In the opinion of management, all adjustments (which include only normal recurring adjustments) necessary to present fairly the financial position, results of operations and cash flows for the periods presented have been made. The results of operations for the three-month period ended March 31, 2000 are not necessarily indicative of the operating results that may be expected for the entire year ending December 31, 2000. These financial statements should be read in conjunction with the Company's consolidated financial statements and the notes thereto for the fiscal year ended December 31, 1999 contained in the Company's registration statement on Form SB-2.

         (2)      Recently issued accounting pronouncements

                  In March 2000, the Financial Accounting Standards Board issued FASB Interpretation No. 44, Accounting for Certain Transactions involving Stock Compensation (an interpretation of APB Opinion No. 25). This interpretation provides guidance regarding the application of APB Opinion 25 to Stock Compensation involving employees. This interpretation became effective in July 2000 and is not expected to have a material effect on the Company's consolidated financial statements.

         (3)      Recent Transactions

                  In May 2000, the Company entered into an assignment agreement with Qwest Communications whereby the Company has committed to lease its Alpharetta office space for the next 50 months from Triangle/W Development, LLC in lieu of Qwest leasing the space. Total payments due under the lease amount to $1,018,491.

         (4)      Subsequent Event

                  On June 30, 2000, the Company purchased all of the outstanding common stock of Devise Associates, Inc., a provider of managed network services. The shareholders of Devise received approximately 2.97 million shares of Intelispan common stock and cash consideration of $400,000. Excess purchase price over fair value of net assets acquired of approximately $7.8 million has been recorded as goodwill and is being amortized on a straight-line basis over ten years. This transaction has been accounted for as a purchase.

                      MANAGEMENT'S DISCUSSION AND ANALYSIS

         You should read the following discussion and analysis with the selected consolidated financial data included in this prospectus, and our condensed consolidated financial statements including the notes thereto. The following discussion contains forward-looking statements that reflect our plans, estimates, and beliefs. Our actual results could differ materially from those discussed in the forward-looking statements. Factors that could cause or contribute to such differences include those discussed below and in our registration statement on Form SB-2, particularly in "Risk Factors."

OVERVIEW

         We provide complete and seamless managed network solutions that enable secure and efficient business-to-business communications through virtual private networks and the Internet. These solutions include providing secure network connectivity on a usage-billed or flat fee basis together with the public key infrastructure-based authentication service and e-commerce transactions management services. We attempt to differentiate our services by integrating technologies to create our own branded network service.

         We began operating our business in September 1997 as Intelispan Ventures, Inc., offering secure computer network communications solutions as a value-added reseller of products and services of our service providers. In July 1998, Intelispan Ventures merged into Equipment Leasing & Sales Corporation, a Washington corporation formed in September 1996 to provide equipment leasing services. We changed our name at the time of the merger to "Intelispan, Inc." Intelispan Ventures is the successor corporation for accounting purposes while Equipment Leasing & Sales Corporation is the surviving legal entity.

         Our results of operations include the results of Contego, LLC, a developer of a secure user-authentication product, of which we own 66.8%. The remaining 33.2% ownership in Contego is held by Baltimore Technologies, plc, a United Kingdom-based company. We consolidate our financial reporting with the Contego subsidiary. It is unlikely that we could liquidate our interest in Contego if we had short-term cash needs.

         We have historically generated revenue from three primary sources:

         - Sales of our secure remote access services which include flat monthly fees or monthly fees based on actual hourly usage, non-recurring startup costs, and recurring monthly charges for circuit installation and similar charges.

         -        Sales of Internet access, both wholesale and retail sales.
                  Historically, these sales have provided the majority of our revenue as we have built market presence and awareness for our other products, but we do not expect revenue from Internet access to represent a substantial portion of our revenue in the future.

         - Sales of our professional services, typically as part of designing or modifying a network prior to providing our other services. These represent only a small portion of our revenue.

         In the future, we expect our planned e-commerce hub and related services to provide an increasing portion of our revenue, although we expect the amount to remain at less than 5% of total revenue until 2002.

         While historically our revenue has been subject to monthly fluctuations and most of our revenue has been based on actual usage by customers, our future revenue will be almost entirely flat fee driven based on the number of users on the network and not on the amount of hourly usage. We expect this change to reduce monthly fluctuations based on the number of workdays in a month and any seasonal fluctuations.

         Our operations have been almost entirely funded through equity and convertible debt financing. We have not had lines of credit or other credit facilities available to us. In January and February 2000, we completed equity financing which generated net proceeds to our company of approximately $17.4 million, which we believe will satisfy our operating capital needs for at least 12 months based upon our current anticipated business activities.

         Our company is changing substantially as a result of the equity funds raised in December 1999 and the first two months of 2000, and we believe that an analysis of our historical operating results is not necessarily meaningful. You should not rely on this information as a basis for predicting future performance.

         On June 30, 2000, we acquired all of the capital stock of Devise Associates, Inc., a managed services company that consults, designs, builds, and services computer networks for Fortune 100 companies as well as small and mid-size companies in the Northeast United States. We paid approximately $7.4 million for the capital stock of Devise, consisting of $400,000 in cash and approximately 3.0 million shares of common stock. We believe that this acquisition strengthens our ability to offer services in the managed network line of business, one of our three targeted markets. The acquisition also provides us with a strong existing customer base to reference prospective clients and to cross-sell our services.

RESULTS OF OPERATIONS

         The following table provides, for the periods shown, the percentage of total revenue represented by certain line items included in our consolidated statements of operations.

                                         9/15/97
                                       (INCEPTION)-     FISCAL YEAR ENDED           THREE MONTHS ENDED
                                        12-31-1997        DECEMBER, 31,                 MARCH 31,
                                       ------------   ----------------------      -----------------------
                                                        1998           1999         1999           2000
                                                       ------        ------        ------        ------
Revenue ...........................       100.0%        100.0%        100.0%        100.0%        100.0%
Cost of Sales .....................       140.1         706.4         173.0         302.3         148.1
                                         ------        ------        ------        ------        ------
Gross loss ........................       (40.1)       (606.4)        (73.0)       (202.3)        (48.1)
Selling expenses ..................        86.7        1774.0         159.1         261.8          90.7
General and administrative expenses      5902.9        2020.4         490.0        1075.7         460.2
Cost of abandoned acquisition .....         0.0         174.0           0.0           0.0           0.0
                                         ------        ------        ------        ------        ------
Operating loss ....................     (6029.7)      (4574.8)       (722.1)      (1539.8)       (599.0)
                                         ------        ------        ------        ------        ------
Interest income (expense) and
  other, net ......................         4.0          16.5         (69.8)         (3.4)         70.5
Minority interest .................       959.7         537.7           1.1          30.6           6.3
                                         ------        ------        ------        ------        ------
Net loss ..........................     (5066.0)%     (4020.6)%      (780.8)%     (1512.6)%      (522.2)%
                                         ------        ------        ------        ------        ------


RESULTS OF OPERATIONS FOR THE THREE MONTHS ENDED MARCH 31, 2000 AND MARCH 31, 1999.

         Our revenue increased to approximately $394,000 for the three-month period ended March 31, 2000 from $81,000 for the three-month period ended March 31, 1999, an increase of approximately 386%. Our revenue from our VPN product increased from approximately $47,000 for the three-month period ended March 31, 1999 to approximately $288,000, an increase of approximately 512%. For the three-month period ended March 31, 2000, customer usage and recurring revenue accounted for approximately $278,000 of the $288,000 revenue dollars or approximately 97%. The remaining 3% or approximately $10,000 resulted from non-recurring and installation revenue. Our wholesale and retail Internet service revenue increased as well. For the three-month period ended March 31, 2000 Internet revenue was approximately $105,000 whereas for the three-month period ended March 31, 1999 wholesale and retail Internet revenue was approximately $33,000, an increase of approximately 218%.

         We are rebranding and repackaging our products in connection with a new marketing campaign. We are beginning to offer our services based on a flat-fee pricing model. We believe that we are the first VPN service provider to offer this pricing model and we believe that this model will be an attractive option for our customers and potential customers. In addition to changing the pricing of our services, we have hired several additional sales personnel to augment the sales force already in place. This should facilitate the addition of new customers and revenue sources.

         During the three-month period ended March 31, 2000, we generated revenue from 16 customers and one reseller. During the same period in 1999, we had six customers and one reseller. The reseller, Aquis Communications IP, represented approximately 31.2% of our total revenue for the three-month period ended March 31, 2000 and 40.1% of revenue for the same period in 1999. A majority of this revenue represented the resale of the Internet services. Three customers, PSI Technologies, California Bank & Trust, and Advanced Technology, Inc. represented approximately 19.1%, 13.1% and 11.1%, respectively of our total first quarter 2000 revenue, and represented approximately 26.2%, 17.9%, and 15.4%, respectively, of the VPN revenue. For the three-month period ended March 31, 1999, three customers, California Bank & Trust, PSI Technologies and Hitachi Data Systems represented approximately 17.1%, 11.7%, and 11.3%, respectively, of our revenue. These customers also represented approximately 29.6%, 20.3%, and 19.6%, respectively, of our VPN revenue for the first quarter of 1999.

         Our cost of sales for the three-month period ended March 31, 2000 was approximately $584,000 compared to approximately $246,000 for the three-month period ended March 31, 1999. Our margin percentage increased to negative 48% for the three-month period ended March 31, 2000 from negative 202% for the three-month period ended March 31, 1999. The increase is attributable to the increased sale of higher margin business, because of a higher sales price, and the greater utilization of existing infrastructure, i.e. providing more services over our fixed operating facility. Our cost of goods sold consists primarily of payments to WorldCom for network usage and the costs of running a network operations center.

         Operating expenses increased to approximately $2,170,000 for the three months ended March 31, 2000 from approximately $1,090,000 for the three-months ended March 31, 1999, representing 550.8% and 1337.5% of total revenue, respectively. This increase is primarily the result of payroll expense in connection with the addition of approximately 25 people during the quarter, primarily in the sales and operations area. On March 31, 2000 we had 36 employees, and we have hired additional personnel during April and May. As of July 17, 2000, we had 107 employees, including 27 employees from Devise. The increase in operating expenses is also the result of approximately $308,000 of professional fees incurred during the three-months ended March 31, 2000, compared with $97,000 of professional fees incurred during the three-months ended March 31, 1999. We incurred most of these professional fees in connection with our company becoming a "reporting company." During the first quarter of 2000, we opened our new corporate headquarters in Alpharetta, Georgia. Office rent, costs, and administration for the three-months ended March 31, 2000 was approximately $191,000, an increase of approximately $68,000 over the same period in 1999 when the expense was approximately $123,000. The company's travel also increased significantly for the three-months ended March 31, 2000 over the travel expense for the same period in 1999. The expense rose from approximately $36,000 for the three months ended March 31, 1999 to approximately $154,000 for the same period in 2000, an increase of 327%.

         Capital expenditures for the three-month period ended March 31, 2000 were approximately $742,000. We expect this amount to increase substantially during fiscal year 2000 as we build out our network infrastructure and servicing capabilities. We expect to depreciate most capital equipment purchases, which will consist primarily of routers, server class computers, software, and network access servers on a straight-line basis over three years.

         Our net loss increased to approximately $2,057,000 for the three-month period ended March 31, 2000 from a loss of approximately $1,233,000 for the three-month period ended March 31, 1999. Our net loss per share for the three-month period ended March 31, 2000 was approximately $.03 on approximately 71 million shares compared with a $.07 loss per share for the three-month period ended March 31, 1999 on approximately 18.5 million shares.

LIQUIDITY AND CAPITAL RESOURCES

         As a result of private placements completed in January and February 2000, our cash balance as of March 31, 2000 was approximately $23,182,000. For the quarter ended March 31, 2000 our net cash used in operating activities was approximately $1,263,000. An additional $742,000 was used to purchase assets for business operations. As discussed below, we received cash proceeds after December 31, 1999 from the sale of equity to private investors. Our working capital requirements depend upon numerous factors, including the timing of expenditures related to our network infrastructure, the rate at which we expand our staff, and our ability to meet revenue projections, among other items. To help conserve our cash reserves, we plan to lease as many of our assets as possible. We will lease assets, however, only if the lease rates are more favorable to us than purchasing.

         We cannot predict the timing and amount of our future capital expenditures. However, we believe that the proceeds from the private placement in December 1999 and the first two months in 2000 will be sufficient to fund our current operations through the first quarter of 2001. We intend to accelerate our development and infrastructure spending in the coming calendar quarters if we have sufficient available capital resources. Beyond that period, we may require additional financing, which may come from future equity or debt offerings that could result in further dilution to our shareholders. Adequate capital may not be available at that time and the lack of such capital could adversely affect our business.

ACQUISITION OF DEVISE

         On June 30, 2000, we purchased all of the outstanding common stock of Devise Associates, Inc., a provider of managed network services. The shareholders of Devise received approximately 2.97 million shares of Intelispan common stock and cash consideration of $400,000. Excess purchase price over fair value of net assets acquired of approximately $7.8 million has been recorded as goodwill and is being amortized on a straight-line basis over ten years. This transaction has been accounted for as a purchase.

                              CERTAIN TRANSACTIONS

         On June 30, 2000, we acquired all of the capital stock of Devise Associates, Ltd., a New York corporation. William D. Ward owned approximately 65% of the outstanding capital stock of Devise, and served as its Chief Executive Officer. We paid $7,400,000 for the capital stock of Devise, consisting of (i) $400,000 in cash payable at the closing, and (ii) 2,970,824 shares of our common stock valued at $2.36 per share, which was the average closing price for our common stock as quoted on the NASD OTC Bulletin Board during the ten trading days immediately preceding the date the parties signed the merger agreement. As a result, at the closing Mr. Ward received 1,931,090 shares of our common stock and approximately $308,000 in cash. In connection with the acquisition of Devise, we entered into an at-will employment arrangement with Mr. Ward. Pursuant to the terms of the arrangement, Mr. Ward will serve as the head of our managed network line of business with a salary of $266,000 per year. In addition, Mr. Ward will be eligible to receive an annual bonus of up to 50% of his base salary as determined by our Board of Directors based upon factors that it deems relevant, including the performance of Mr. Ward, our company, and the managed network line of business. We also granted to Mr. Ward options to purchase 200,000 shares of the our common stock at an exercise price of $2.31 per share. These options vest 12,500 per calendar quarter beginning July 1, 2000.

                         PRO FORMA FINANCIAL STATEMENTS

         The following unaudited pro forma condensed consolidated financial statements reflect the results of operations and balance sheet of our company after giving effect to acquisition of Devise. The unaudited pro forma condensed consolidated financial statements are based on the historical consolidated financial statements of our company and the financial statements of Devise, which should be read in conjunction with our financial statements and the notes thereto.

         In the opinion of management, all adjustments necessary to fairly present this pro forma information have been made. For pro forma purposes, our consolidated statements of operations for the year ended December 31, 1999 and for the three months ended March 31, 2000 have been adjusted to give effect to the acquisition of Devise as if it had occurred on January 1, 1999. For pro forma purposes, our consolidated balance sheet as of March 31, 2000 has been adjusted to give effect to the acquisition of Devise as if it had occurred on March 31, 2000.

         The unaudited pro forma information is presented for illustrative purposes only and is not indicative of the operating results or financial position that would occur if the acquisition of Devise had been completed on June 30, 2000, the actual closing date, nor is it indicative of future operating results or financial position of the company.

                                INTELISPAN, INC.
            UNAUDITED PRO FORMA CONDENSED CONSOLIDATED BALANCE SHEET
                                 MARCH 31, 2000
                             (DOLLARS IN THOUSANDS)

         The following pro forma data represents the net effect of the acquisition of Devise Associates, Inc. as if such transaction had taken place on March 31, 2000. The preliminary allocation of purchase price is based on estimated fair values.

                                                             DEVISE         PRO FORMA
                                            INTELISPAN,    ASSOCIATES,     ACQUISITION       PRO FORMA
                                               INC.          INC.(a)       ADJUSTMENTS       COMBINED
                                               ----          -------       -----------       --------
                ASSETS

Current assets:
     Cash and cash equivalents ........      $ 23,182       $     29       $   (890)(b)      $ 22,321
     Accounts receivable ..............           653            727             --             1,380
     Investments ......................            --            403             --               403
     Prepaid and other current expenses           297             68             --               365
                                             --------       --------       --------          --------

         Total current assets .........        24,132          1,227           (890)           24,469

Property and equipment, net ...........         1,036            199             --             1,235
Intangibles, net ......................           876             --          7,827 (c)         8,703
Other long-term assets ................           227             42             --               269
                                             --------       --------       --------          --------
                                               26,271          1,468          6,937            34,676
                                             ========       ========       ========          ========

 LIABILITIES AND SHAREHOLDERS' EQUITY

Accounts payable ......................         1,071            374             --             1,445
Line of credit ........................            --            300             --               300
Accrued liabilities ...................         1,848            118             --             1,966
Deferred revenue ......................            --            260             --               260
Other current liabilities .............            57             18             --                75
                                             --------       --------       --------          --------
         Total current liabilities ....         2,976          1,070             --             4,046

Note payable ..........................           212            420           (420)(d)           212
Other long-term liabilities ...........            --             11             --                11

Minority Interest .....................           105             --             --               105

Shareholders' equity:
     Series A 10% Convertible
       Participating Preferred Stock,
       $.0001 par value; 25,600 shares
       outstanding actual and pro forma            --             --             --                --
     Common Stock, $.0001 par value;
       70,694,192 shares outstanding
       actual and 73,732,419 shares
       outstanding pro forma ..........             7              1             (1)(f)             7
     Additional paid-in capital .......        36,618             --          7,260 (e)        43,878
     Unrealized gains .................            --             64             --                64
     Accumulated deficit ..............       (13,647)           (98)            98 (f)       (13,647)
                                             --------       --------       --------          --------

         Total shareholders' equity ...        22,978            (33)         7,357            30,302
                                             --------       --------       --------          --------
                                             $ 26,271       $  1,468       $  6,937          $ 34,676
                                             ========       ========       ========          ========

-----------------------

(a) Represents the unaudited balance sheet of Devise Associates, Inc. at March 31, 2000.

(b) Represents the cash amount $400,000 paid to selling Devise shareholders, estimated capitalized costs of the acquisition of $200,000, and the payment of outstanding debt obligations of Devise in the amount of $290,000 by Intelispan.

(c) Represents the goodwill created as a result of the acquisition detailed as follows:

                  Assets .....................................      $ 1,468,000
                  Liabilities ................................       (1,501,000)
                  Costs of acquisition .......................          460,000
                  Consideration given in excess of book value         7,400,000
                                                                    -----------
                          Total goodwill .....................      $ 7,827,000
                                                                    ===========

(d) Represents approximately $130,000 of shareholder notes converted to equity immediately preceding the purchase of Devise and repayment of approximately $290,000 of other notes.

(e) Represents shares valued at approximately $7,000,000 issued to Devise shareholders in exchange for their Devise common stock and shares valued at approximately $260,000 issued to a transaction broker.

(f)      Represents the elimination of the equity of Devise upon acquisition.

                                INTELISPAN, INC.
       UNAUDITED PRO FORMA CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS
                    FOR THE THREE MONTHS ENDED MARCH 31, 2000
                             (DOLLARS IN THOUSANDS)

         The following pro forma data represents the net effect of the acquisition of Devise Associates, Inc. as if the acquisition had taken place as of January 1, 1999. Amortization for the acquisition is based upon preliminary allocations of the purchase price goodwill which will be amortized over a period of ten years. Actual amortization may differ depending on the final allocation of the purchase price.

                                                     DEVISE         PRO FORMA
                                      INTELISPAN,  ASSOCIATES,     ACQUISITION     PRO FORMA
                                         INC.        INC.(a)       ADJUSTMENTS      COMBINED
                                         ----        -------       -----------      --------
Revenue .........................      $   394       $ 1,125       $    --          $ 1,519
Cost of sales ...................          584           286            --              870
                                       -------       -------       -------          -------

       Gross income (loss) ......         (190)          839            --              649

Operating expenses:
    Selling .....................          357            66            --              423
    General and administrative ..        1,764           719            --            2,483
    Depreciation and amortization           49            31           196(c)           276
                                       -------       -------       -------          -------

       Total operating expenses .        2,170           816           196            3,182
                                       -------       -------       -------          -------

       Operating loss ...........       (2,360)           23          (196)          (2,533)

Interest expense ................           (9)          (12)           11(b)           (10)
Interest income .................          287            --            --              287
Other income ....................           (1)           43            --               42
Minority interest ...............           25            --            --               25
                                       -------       -------       -------          -------

       Net loss .................      $(2,058)      $   (54)      $  (185)         $(2,189)
                                       =======       =======       =======          =======


------------------------

(a) Represents the unaudited historical results of Devise Associates, Inc. for the three-month period ended March 31, 2000.

(b) Includes the elimination of approximately $11,000 of interest as a result of conversion of and paying off the existing debt of Devise.

(c) Reflects increased goodwill amortization resulting from the purchase price allocation.

                                INTELISPAN, INC.
       UNAUDITED PRO FORMA CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS
                  FOR THE TWELVE MONTHS ENDED DECEMBER 31, 1999
                             (DOLLARS IN THOUSANDS)

         The following pro forma data represents the net effect of the acquisition of Devise Associates, Inc. as if the acquisition had taken place as of January 1, 1999. Amortization for the acquisition is based upon preliminary allocations of the purchase price to goodwill which will be amortized over ten years. Actual amortization may differ depending on the final allocation of the purchase price.

                                                     DEVISE         PRO FORMA
                                      INTELISPAN,  ASSOCIATES,     ACQUISITION     PRO FORMA
                                         INC.        INC.(a)       ADJUSTMENTS      COMBINED
                                         ----        -------       -----------      --------
Revenue .........................      $   744       $ 5,261       $    --          $ 6,005
Cost of sales ...................        1,286         2,206            --            3,492
                                       -------       -------       -------          -------

       Gross income (loss) ......         (542)        3,055            --            2,513

Operating expenses:
    Selling .....................        1,183           284            --            1,467
    General and administrative ..        3,526         2,789            --            6,315
    Depreciation and amortization          118            97           783(c)           998
                                       -------       -------       -------          -------

       Total operating expenses .        4,827         3,170           783           (8,780)
                                       -------       -------       -------          -------

       Operating loss ...........       (5,369)         (115)         (783)          (6,267)

Interest expense ................         (531)          (60)           56(b)          (535)
Interest income .................           12            --            --               12
Other income ....................           --           140            --              140
Minority interest ...............           83            --            --               83
                                       -------       -------       -------          -------

       Net loss .................      $(5,805)      $   (35)      $  (727)         $(6,567)
                                       =======       =======       =======          =======


----------------------

(a) Represents the audited historical results of Devise Associates, Inc. for the fiscal year ended December 31, 1999.

(b) Includes the elimination of $56,000 of interest as a result of paying off and conversion of the existing company debt.

(c) Reflects increased goodwill amortization resulting from the purchase price allocation.